Wowjoint Holdings Limited Reports First Quarter 2012 Financial Results

•	Q1 2012 revenue of $1.2 million in-line with guidance
•	Order backlog is $18.7million as of March 31, 2012
•	Accounts receivable reduced by $7 million from Q1 2011, to $9.5 million
•	Q2 2012 revenue guidance: $1-2 million

BEIJING, May 15, 2012 -- Wowjoint Holdings Limited (“Wowjoint,” or the “Company”) (Nasdaq: BWOW), China’s innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, reported today financial results for the first quarter 2012.

First quarter Ended March 31, 2012

•	Revenues for the Company’s first quarter ended March 31, 2012 was $1.2 million as compared to $6.6 million in the first quarter of 2011.
•	Revenue from leasing increased by 333% to $1.1 million compared to the first quarter of 2011. These services, as well as technical service sales, continue to be a focus for Wowjoint as they provide a more stable source of cash flows and higher margins compared to machinery sales.
•	Gross profit was $0.4 million compared to $1.4 million for the same period last year. Gross margins increased 1330 basis points to 34.6% in the first quarter 2011 compared to 21.3% in the same period in 2011.
•	Operating income was a loss of $1.0 million for the first quarter 2012 compared to operating income of $0.3 for the first quarter 2011.
•	Net loss for the first quarter 2012 was $0.4 million, compared to net income of $0.4 million in same period 2011.

Cost of sales for the three months ended March 31, 2012 was approximately $0.8 million as compared to $5.2 million for the three months ended March 31, 2011. The lower cost of sales in first quarter 2012 was due to lower sales volume. Operating expenses for the three months ended March 31, 2012 were approximately $1.5 million compared to $1.1 million for the same period in 2011, due to the increase in sales staff. Selling expenses for the three months ended March 31, 2012 totaled $0.3 million compared to $0.2 million in the same period of 2011, due to a continued increase in sales force.

“The first quarter gross margins are a substantial increase from the first quarter 2011, due to a focus on reducing the material costs for our projects, as well as the diversification of our revenue stream specifically with lease revenue. Lease revenue was very strong and we believe that will continue to grow, along with international sales and revenue from technical services,” commented Mr. Yabin Liu, Chairman and Chief Executive Officer of Wowjoint. “In addition, during the first quarter we offered a stock dividend to our shareholders and commenced a warrant exchange to our warrants holders. We believe that both of these events demonstrate our belief in Wowjoint and provides for a solid capitalization structure.”

Balance Sheet as of March 31, 2012

•	Cash and cash equivalents totaled $1.5 million as of March 31, 2012, compared to $3.0 million at March 31, 2011.
•	Accounts receivable were $9.5 million as of March 31, 2012 as compared to $16.8 million as of March 31, 2011. This substantial reduction in account receivables is due to a concentrated effort by the Company to collect its outstanding payables.
•	Inventories decreased to $3.7 million, due to reduced sales.
•	Working capital was $6.6 million on March 31, 2012.
•	The Company had total stockholders’ equity of $22.0 million, with total assets of $46.3 million versus total liabilities of $24.3 million on March 31, 2012.

“We continue to progress in our expansion of sales and order backlog. The additions we’ve made to our sales and marketing team has enabled us to secure new customers, enter new vertical markets and continue our international expansion,” stated Mr. Yabin Liu, Chairman and CEO of Wowjoint.

Business Updates

Since the beginning of 2012, Wowjoint announced a contract to provide two Movable Scaffolding Systems in Malaysia. In addition, the Company signed a contract with Titan Peru S.A.C. to provide a tire gantry. These are both new international markets for Wowjoint and enable entry into Southeast Asia and South America. These emerging markets are expected to see vast infrastructure growth in the near future.

“We continued to expand our customer base, having signed contracts for projects in Malaysia and Peru since the beginning of 2012. Those contracts demonstrate our continued focus on sales and marketing to expand our reach beyond the large infrastructure possibilities in China,” stated Mr. Liu. “The addition of our new R&D and manufacturing facility in Zhenjiang provides us with an ideal location in a strong economic zone and the facilities to provide enhanced services to our international customers, as well as the new projects we expect to receive through our partnership with Beijing Jiaotong University Yangtze River Delta Institute Wanqiao.”

Revenue Guidance and Contract Backlog

Management issued revenue guidance for the second quarter of 2012 of approximately $1 to $2 million. As of March 31, 2012, Wowjoint’s backlog of signed contracts totaled approximately $18.7 million.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint’s main product lines include launching gantries, tyre trolleys, special carriers, marine hoists and special purpose equipment. The Company’s innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint believes it is well-positioned to benefit directly from China’s rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint’s products and other relevant information are available on its website at http://www.wowjoint.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Wowjoint Holdings:
Aubrye Foote, Vice President, Investor Relations
Tel: +1-530-475-2793
Email: aubrye@wowjoint.com

Website: www.wowjoint.com

WOWJOINT HOLDINGS LTD
Unaudited Consolidated Statement of Income
(US dollars in thousands, except for EPS and share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2012	2011	2011
Sales
Machinery sales	85	1,111	5,748
Technical service	0	151	613
Lease income	1,105	2,749	255
Total sales	1,190	4,011	6,616

Cost of goods sold	778	2,527	5,209
Gross profit	412	1,484	1,407

Operating expenses:
Selling expenses	323	331	227
General and administrative expenses	1,133	1,217	835
Total operating expenses	1,456	1,548	1,062

Income from operations	(1,044)	(64)	345

Other expenses:
Interest expense (net)	79	74	46
Bank expense	13	3	-
Foreign currency exchange loss (gain)	60	317	(62)
Other expense (profit)	(804)	(58)	(1)
Total other expenses	(652)	336	(17)

Income before income taxes	(392)	(400)	362

Income taxes (Benefits) expenses	-	60	72

Net income attributed to ordinary shareholders	(392)	(340)	290

Earnings per share
Basis	0.00	0.00	0.04
Diluted	0.00	0.00	0.04

Weighted average number of shares used in computing earnings per share
Basis	7,971,465	7,949,965	7,949,965
Diluted	7,971,465	7,949,965	7,949,965

WOWJOINT HOLDINGS LTD
Unaudited Consolidated Balance Sheet
(US dollars in thousands)

	March 31,	March 31,
	2012	2011
ASSETS
Current Assets:
Cash and cash equivalents	1,484	3,009
Accounts receivable(net)	9,504	16,789
Other receivables	1,553	1,347
Advances to suppliers	8,857	5,449
Inventories	3,697	8,559
Costs and estimated earnings in excess of billings	4,480	4,575
Amount due from related parties	76	73
Restricted cash	649	794
Total Current Assets	30,300	40,595

Long-term investment	-	305
Property, plant and equipment	14,886	4,263
Intangible asset, net	1,061	1,047
Prepaid expense – Long-term	-	179
Total Assets	46,247	46,390

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term loans	2,701	3,813
Accounts payable and accrued expenses	12,047	11,757
Advances from customers	3,647	2,226
Unearned lease income	-	500
Taxes payable	4,347	4,760
Other payables	474	498
Billings in excess of costs and estimated earnings	-	566
Long-term loan due within one year	477	-
Total Current Liabilities	23,693	24,119

Long-term loan	635	1,525

Total Liability	24,328	25,644

Stockholders' Equity:
Common stock	8	8
Additional paid in capital	10,336	10,300
Statutory surplus reserves	3,025	3,025
Retained earnings	6,757	6,251
Accumulated other comprehensive income	1,793	1,162
Total Stockholders' Equity	21,919	20,746
Total Liabilities and Stockholders' Equity	46,247	46,390

WOWJOINT HOLDINGS LTD
Statement of Cash Flows
(US dollars in thousands)

	March 31, 2012	December 31, 2011
	(unaudited)	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(392)	1,224
Adjustments to reconcile net income to net cash provided by operating activities:	-	-
Depreciation and amortization	226	725
Bad debt expense	90	111
Other	-	-
Changes in operating assets and liabilities:	-	-
Accounts receivable	2,714	4,519
Other receivables	102	(933)
Advances to suppliers	98	(5,432)
Inventories	282	(334)
Costs and estimated earnings in excess of billings	(66)	(1,511)
Prepaid expense – Short-term	-	-
Accounts payables and accrued expenses	(2,156)	6,546
Other payables	(7)	310
Unearned lease income	-	(748)
Advances from customers	(1,667)	4,895
Taxes payable	(244)	(459)
Billings in excess of costs and estimated earnings	-	(897)
Total adjustments	(627)	6,792
Net cash (used in) provided by operating activities	(1,019)	8,016

CASH FLOWS FROM INVESTING ACTIVITIES:
Long term investment	-	-
Purchase of property, plant and equipment	(522)	(10,526)
Prepaid expense – Long-term	-	101
Net cash used in investing activities	(522)	(10,425)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by acquisition	-	-
Repayment of short-term loans	(791)	(1,510)
Proceeds from short-term loans	-	3,492
Repayment of long-term loans	(475)	-
Proceeds from long-term loans	-	1,587
Restricted cash	(71)	344
Due from related parties	-	6
Due to related parties	(54)	54
Net cash provided by (used in) financing activities	(1,391)	3,973

NET INCREASE (DECREASE) IN CASH	(2,932)	1,564
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(211)	895
CASH, BEGINNING OF PERIOD	4,627	2,168

CASH, END OF PERIOD	1,484	4,627

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	81	220
Income tax paid	61	427